02048925

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ____________________________

Commission file number 333-91065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCIAL FEDERAL 401(k) PLAN

FOR ACQUIRED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCIAL FEDERAL CORPORATION
13220 CALIFORNIA STREET
OMAHA, NEBRASKA 68154

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedule for the Year Ended December 31, 2001, and Independent Auditors' Report
Exhibit II.	Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES
(Name of Plan)

Date: July 12, 2002

Larry Murray, Plan Administrator

EXHIBIT I

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES

Financial Statements as of and for the Years Ended December 31, 2001 and 2000,
Supplemental Schedule as of and for the Year Ended December 31, 2001,
and Independent Auditors' Report

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES

Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000 and Statement of Changes in Net Assets Available for Benefits for the Years Then Ended, Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE [1]:	
Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets Held at End of Year December 31, 2001	8

(1) The remaining schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Commercial Federal 401(k) Plan for Acquired Companies
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Commercial Federal 401(k) Plan for Acquired Companies (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 10, 2002

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS, at fair value:		
Investments in marketable securities	$2,825,094	$3,499,225
Loans receivable from Plan participants	20,950	18,761
Total Investments	2,846,044	3,517,986
CASH	19,175	5,845
OTHER RECEIVABLES	13,813	-
NET ASSETS AVAILABLE FOR BENEFITS	$2,879,032	$3,523,831

See accompanying notes to financial statements.

COMMERCIAL FEDERAL 401(k) PLAN
FOR ACQUIRED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends	$ 88,914	$ 142,465
Net appreciation in fair value of investments	21,527	38,833
Total investment income	110,441	181,298
Total additions	110,441	181,298
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	729,077	649,693
Administrative expenses	26,163	26,870
Total deductions	755,240	676,563
NET DECREASE	(644,799)	(495,265)
NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	3,523,831	4,019,096
NET ASSETS AVAILABLE FOR BENEFITS, End of year	$2,879,032	$3,523,831

See accompanying notes to financial statements.

A. DESCRIPTION OF THE PLAN

The following description of the Commercial Federal 401(k) Plan for Acquired Companies (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan (frozen). This Plan was established as of January 1, 1991 originally under the plan name Railroad Savings Bank F.S.B. 401(k) Savings and Profit Sharing Plan and Trust ("Railroad"). Effective November 1999, this Railroad plan was merged into the Commercial Federal 401(k) Plan for Acquired Companies in order to hold participants' 401(k) elective deferrals and earnings thereon from the plans of companies which were acquired by Commercial Federal Corporation (the "Corporation"). These plans include the Railroad Savings Bank, F.S.B. 401(k) Savings and Profit Sharing Plan and Trust, the Conservative Savings Bank 401(k) Plan and Trust, the Heritage 401(k) Retirement Plan, the Perpetual Midwest Financial, Inc. 401(k) Profit Sharing Plan, and the RSL Mortgage Corporation 401(k) Savings and Profit Sharing and Trust. Any plans of future acquired companies could be merged into this Plan, although that is currently not being contemplated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is intended to qualify under the applicable sections of the Internal Revenue Code ("Code") of 1986, as amended.

Eligibility – Employees who continued their employment with the Corporation are eligible to participate in the Plan.

Contributions – The Plan was frozen as of November 1999. No new contributions are allowed into the Plan.

Participant Accounts – Each participant has a separate account. The account is credited or debited with the allocation of the investment income or loss and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. Participants direct the investment of their account. The Plan currently offers ten mutual funds and Commercial Federal Corporation common stock as investment options for participants.

Vesting – All participants are fully vested in their accounts under the Plan.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest commensurate with local prevailing rates as determined semi-annually by the Plan administrator.

Payment of Benefits – Upon termination of service due to retirement or death, a participant may elect, subject to certain limitations, to have his or her account balance paid in a lump-sum, installments over 10 years, any combination of lump-sum payment and installments, or an annuity. Benefit distribution must begin no later than April 1 of the calendar year following the later of the calendar year in which the participant attains the age of 70½ or the calendar year in which the participant retires.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, which is in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires trustees to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan's investments, except for loans receivable, are stated at fair value. Fair values are determined using quoted market prices for those securities according to broker quotations, as reported by the Trustee. Participant loans are stated at the outstanding principal balance, which approximates fair value.

Net appreciation or depreciation in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – All expenses incurred in the establishment, administration, and operation of the Plan are paid by the Plan.

C. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,	
	2001	2000
Investments at Fair Value as Determined by Quoted Market Price:		
American Independence Money Market Fund	$ 90,994	$ 176,406
Commercial Federal Corporation Common Stock Fund	858,737	879,003
American Independence Stock Fund	388,829	464,749
Baron Asset Small Company Fund	78,570	194,853
Federated Max-Cap (S&P 500) Fund	573,041	791,605
Pioneer Mid-Cap Growth Value Fund	574,303	648,065

During 2001 and 2000, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated on a net basis in value by $21,527 and $38,833, respectively, as follows:

	2001	2000
Appreciation (Depreciation) of Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds:		
American Independence Stock Value Fund	$ (6,092)	$ 84,519
Federated Max-Cap (S&P 500) Fund	(95,147)	(95,279)
American Independence NestEgg 2010 Balanced Fund	(934)	(854)
American Independence NestEgg 2020 Balanced Fund	(658)	(350)
American Independence NestEgg 2030 Balanced Fund	(214)	(118)
American Independence NestEgg 2040 Balanced Fund	(9,907)	(5,018)
Pioneer Mid-Cap Growth Value Fund	(2,873)	42,936
Baron Asset Small Company Fund	(31,976)	(12,370)
American Independence Multi-Manager International Stock Fund	(21,454)	(25,382)
American Independence Intermediate Bond Fund	2,279	2,774
Stocks:		
Commercial Federal Corporation Common Stock Fund	188,503	47,975
	$ 21,527	$ 38,833

D. TAX STATUS

The Internal Revenue Service has determined and informed the Corporation by a letter dated April 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the IRC.

E. PLAN TERMINATION

Although it has not expressed any desire to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

F. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by NestEgg. NestEgg is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Corporation's common stock is an investment option within the Plan.

G. RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

	2001
Net assets available for benefits per the financial statements	$2,879,032
Amounts allocated to withdrawing participants	(27,782)
Net assets available for benefits per the Form 5500	$2,851,250

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

	2001
Benefits paid to participants per the financial statements	$729,077
Add: Amounts allocated to withdrawing participants at December 31, 2001	27,782
Benefits paid to participants per Form 5500	$756,859

COMMERCIAL FEDERAL 401(k) PLAN
FOR ACQUIRED COMPANIES

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001

Column B Identity of Issue, Borrower, Lessor or Similar Party	Column C Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Column E Current Value
Money Market Funds:		
American Independence	Money Market Fund - 90,994.16 shares	$ 90,994
American Advantage	Government Money Market Fund - 9,744.40 shares	9,744
Mutual Funds - Equity:		
American Independence	Stock Value Fund - 34,348.814 shares	388,829
Federated Max-Cap	Federated Max-Cap (S&P 500) Fund - 24,615.153 shares	573,041
* American Independence	NestEgg 2010 Balanced Fund - 2,703.57 shares	26,901
* American Independence	NestEgg 2020 Balanced Fund - 778.034 shares	7,454
* American Independence	NestEgg 2030 Balanced Fund - 1.029 shares	10
* American Independence	NestEgg 2040 Balanced Fund - 939.871 shares	8,628
Pioneer	Pioneer Mid-Cap Growth Value Fund - 29,167.259 shares	574,303
Baron Asset Fund	Baron Asset Small Company Fund - 1,767.217 shares	78,570
American Independence	Multi-Manager International Stock Fund - 10,962.911 shares	106,669
Mutual Funds - Bonds:		
American Independence	Intermediate Bond Fixed Income Fund - 9,836.192 shares	101,214
Stock Funds:		
* Commercial Federal Corporation	Commercial Federal Corporation Common Stock Fund - 36,542 shares	858,737
		2,825,094
* Participant Loans	Rates at 8.75%, maturing through March 2004	20,950
		$ 2,846,044

* Represents a party-in-interest.

EXHIBIT II

COMMERCIAL FEDERAL 401(k) PLAN FOR ACQUIRED COMPANIES

Independent Auditors' Consent

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-91065 of Commercial Federal Corporation on Form S-8 of our report dated July 10, 2002, appearing in this Annual Report on Form 11-K of the Commercial Federal 401(k) Plan for Acquired Companies for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 12, 2002